UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 11, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 11, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release Immediate: October 11, 2012

Brian Grassby Appointed CP CFO; Executive Vice-President and CFO Kathryn McQuade Retires

Calgary AB…Canadian Pacific (TSX:CP) (NYSE:CP) today announced that Brian Grassby has been appointed Senior Vice–President and Chief Financial Officer (CFO) effective November 1, 2012. Kathryn McQuade has informed the company she will retire from the role of CFO on that date. McQuade will remain as a Senior Advisor to Grassby until the end of her contract in May 2013 to ensure a successful transition.

“My decision to retire at this time reflects my belief that a CFO should have a long-term commitment to the company. Brian is ready to take the reins and his deep financial expertise and continuity of leadership will drive overall financial strength and shareholder value as the company enters this significant period of change,” said McQuade. “Brian and I have been working on transition plans and with our new CIO, Mike Redeker in place, now is an appropriate time for me to shift my role to an advisory position. I feel confident that I am leaving Hunter with a leadership team that will serve him, CP and our shareholders very well.”

McQuade joined CP in June 2007 as Executive Vice-President and Chief Operating Officer and was appointed Executive Vice-President and CFO in September 2008. Prior to her move to CP, she spent 27 years with Norfolk Southern Corp.

“It has been a great privilege for Canadian Pacific to have benefited from Kathryn’s leadership and I thank her for her numerous contributions,” said E. Hunter Harrison, CP President and CEO. “She has arguably been one of the top CFO’s in the industry for many years and we are sad to see her go. It is also with great confidence that we welcome Brian to his new role as he will be instrumental in moving CP’s financial performance forward.”

“CP is going through a period of exciting change,” said Grassby. “I am extremely honoured by this opportunity and look forward to leading the finance team into the future. Kathryn and I have worked together for the last five years. I want to thank her for all her wise counsel and advice. I wish her all the best.”

As CP’s Senior Vice-President and CFO, Grassby’s responsibilities will continue to include financial planning, reporting and accounting systems as well as pension, treasury, tax and supply services. Under Grassby’s leadership, in 2010 CP successfully completed the transition from Canadian to U.S. GAAP. Prior to joining CP as Vice-President and Comptroller in 2001, Grassby spent more than 14 years in finance at a large Canadian electronics firm. He is a graduate in Commerce from McGill University and is a Chartered Accountant.

About Canadian Pacific

Canadian Pacific (TSX: CP)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

Media

Breanne Feigel

Tel.: 403-319-3932

        403-589-6949(cell)

24/7 Media Pager: 855-242-3674

email: breanne_feigel@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca